Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 27, 2021

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on December 27, 2021 at 4:00 p.m. Israel time (such meeting or any adjournments thereof, the “General Meeting”) for the following purposes:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting;

2.	To approve the re-election of Dr. Morris Laster and Mr. Amir Reichman and the election of Mr. Jay Green to the Board of Directors of the Company (the “Board of Directors”), each until the third annual meeting held after the date of their appointment; and

3.	To approve the adoption of a new Company Compensation Policy.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on November 17, 2021 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than December 25, 2021, at 4:00 p.m. Israel time. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy at the General Meeting, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than December 27, 2021, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than December 19, 2021. Any Position Statement received that is in accordance with the guidelines set by the Israeli Companies Law, 1999 will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on January 3, 2021, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com and the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

November 22, 2021

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 27, 2021

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company” or “BiondVax”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on December 27, 2021, at 4:00 p.m. Israel time at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting;

2.	To approve the re-election of Dr. Morris Laster and Mr. Amir Reichman and the election of Mr. Jay Green to the Board of Directors of the Company (the “Board of Directors”), each until the third annual meeting held after the date of their appointment; and

3.	To approve the adoption of a new Company Compensation Policy.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on November 17, 2021 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on November 17, 2021, the Company had outstanding 573,285,824 Ordinary Shares and 14,326,912 ADSs (representing an additional forty (40) Ordinary Shares), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is included with this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than December 25, 2021, at 4:00 p.m. Israel time. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy at the General Meeting, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than December 27, 2021, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about November 23, 2021. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Voting

The quorum required for the General Meeting consists of at least one or more shareholders who are present at the General Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the voting rights of the Company, and such presence at the General Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on January 3, 2021, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposal 3 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 3 whether you are a controlling shareholder of the Company or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than December 19, 2021. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, the Listing Rules of The Nasdaq Stock Market require that the Company’s audit committee approve the re-appointment of the independent auditors.

At the General Meeting, shareholders will be asked to approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year ending December 31, 2021 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on May 13, 2021.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer be, and hereby is, appointed as the auditors of the Company for the year 2021 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF DR. MORRIS LASTER AND MR. AMIR REICHMAN AND ELECTION OF MR. JAY GREEN AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of their appointment. The Company is proposing that each of Dr. Morris Laster and Mr. Amir Reichman be re-elected, and Mr. Jay Green be elected, to serve until the third annual meeting held after the date of their appointment. Mr. Green would serve on the Board in lieu of Mr. Isaac Devash who is retiring from the Board and whose term of office will expire at the General Meeting.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election or election, as applicable, of each of the nominees to hold office until the third annual general meeting as described above, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why either of the nominees, if elected, should not be able to serve as a director.

Dr. Morris Laster, Mr. Amir Reichman and Mr. Jay Green have each attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Dr. Morris Laster	57	Director
Mr. Amir Reichman	46	Director, Chief Executive Officer
Mr. Jay Green	49	Director Nominee

Dr. Morris Laster has served as a member of our Board of Directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. Since 2013, he is a Medical Venture Partner at OurCrowd, where he has led over 30 investments and represents OurCrowd on the board of directors of HiL Applied Medical, BrainQ Technologies, MigVax, Sweetch and DreaMed Diabetes. Additionally, he serves as the chairman of the board of Oncohost. Dr. Laster has founded seven companies that have gone public in the U.S., UK or Israel. He was the founder, CEO and co-chairman of Scopus Biopharma (NASDAQ: SCPS) from 2017-2020. He was also the co-founder and CEO from 2010 to 2014 of Kitov Pharmaceuticals (NASDAQ: PPBT), which has received FDA approval for its drug Consensi. Previously, he was the founding CEO of BioLineRx Ltd. (TASE:BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ:KERX) from 1997 to 2002. Dr. Laster began his career as a VP of medical venture capital at Paramount Capital in NYC. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

Amir Reichman became full-time CEO of the Company on March 2, 2021 after sharing CEO duties during a transition period beginning on January 21, 2021. Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 until March 2021. Prior to this, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 until Novartis Vaccines was acquired by GSK in 2015. In 2003, Mr. Reichman’s biotechnology engineering research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company focused on transdermal drug delivery systems that was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s Chief Engineer and Senior Scientist until his departure in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

Jay Green, CPA, CA, MAcc, joins BiondVax’s Board of Directors following a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green most recently served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. Since 2020, Mr. Green has served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that each of Dr. Morris Laster and Mr. Amir Reichman be re-elected, and Mr. Jay Green be elected, to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

aDOPTION OF A NEW COMPANY compensation policy

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law).

Following a review of the compensation policy by our Compensation Committee and Board, the Compensation Committee and Board have approved the adoption of a Compensation Policy in the form attached hereto as Appendix B and recommended its approval by the shareholders.

As required by the Israeli Companies Law, 1999 (the “Companies Law”), the proposed new Compensation Policy covers the terms of office and employment of our “office holders” (as defined under the Companies Law, which includes directors, the CEO, other executive officers and any other managers directly subordinate to the CEO), including cash compensation, equity-based awards, releases from liability, indemnification and insurance and other benefits. The Companies Law requires that a company’s compensation policy be approved by its shareholders at least once every three years.

The Compensation Policy is designed to align our executive officers’ interests with those of our shareholders in order to enhance shareholder value and align a significant portion of executive officers’ compensation with our short and long-term goals and performance.

It also aims to appropriately incentivize executive officers to meet our short and long-term goals while taking into consideration our need to manage a variety of business risks and providing compensation that is competitive in the marketplace in which we recruit talent. The proposed Compensation Policy is structured to tie the compensation of each officer to BiondVax’s goals and performance, and also takes into account the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of each executive officer.

Pursuant to the Compensation Policy, the compensation that may be granted to an executive officer may include: base salary and benefits, annual cash bonuses and other cash bonuses (such as retention and special bonuses), as well as change of control terms, equity-based compensation, retirement and termination of employment benefits and other benefits. The cash bonuses that may be granted under the Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Compensation Policy, an annual cash bonus that will be awarded to executive officers (other than the CEO) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the CEO and may be subject to minimum thresholds. The performance objectives will be approved by our CEO on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives will be based on overall company performance measures, which are based on actual financial and operational results (at least 25% of the annual cash bonus will be based on overall company performance measures) and may further include, divisional or personal objectives.

The Compensation Policy provides that the annual cash bonus awarded to the Company’s CEO will be mainly based on performance measurable objectives of the Company and subject to minimum thresholds on the basis of, but not limited to, company and personal objectives. Such performance measurable objectives will be determined annually by BiondVax’s Compensation Committee (and, if required by law, by BiondVax’s Board) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives will be based on overall company performance measures, which are based on actual financial and operational results. No more than thirty percent (30%) of the annual cash bonus granted to the Company’s CEO may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board.

The Compensation Committee and the Board will determine any applicable minimum thresholds described above that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board, the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

The equity-based compensation under the Compensation Policy for our executive officers is designed to enhance the alignment between the executive officers’ interests with the long-term interests of BiondVax and its shareholders, and to strengthen the retention and the motivation of executive officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans. Equity-based awards may be granted from time to time in the form of options and/or other equity- based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

Similar to our previous compensation policy, the Compensation Policy contains compensation recovery provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Compensation Policy also contains provisions that allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Compensation Policy.

The Compensation Policy also governs the compensation of our board members and provides that our directors will be entitled to an annual cash fee retainer of up to $50,000, committee membership annual cash fee retainer of up to $10,000 and committee chairperson annual cash fee retainer of up to $20,000 (payment for the chairpersons is in lieu of (and not in addition) to the payments for committee membership). The chairperson of BiondVax’s Board may be entitled to an annual cash fee retainer of up to $200,000. Board members may also receive cash payments for attendance at meetings of the board of directors and at each of its committees as described in the policy.

The foregoing overview is qualified in its entirety by reference to the full text of the new Compensation Policy, which is attached as Appendix B hereto.

If the new Compensation Policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the Compensation Policy, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests. By voting to approve the new Compensation Policy, shareholders will also be deemed to approve all compensation paid to the Company’s office holders since the expiration of the previous compensation policy, which compensation was made in accordance with the terms of the new Compensation Policy.

The Compensation Policy is intended to enable us to attract, retain, reward, and motivate highly skilled individuals that will enhance our company’s value and otherwise assist us to reach our business and financial long-term goals. After considering numerous factors, including the advancement of the Company’s objectives, business plan and long-term strategy, our Compensation Committee and Board believe that by approving the Compensation Policy, we will be better positioned to attract, retain, reward, and motivate leading candidates to serve as members of our Board and as officers.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the adoption of the Compensation Policy, as described in the Proxy Statement, be, and hereby is, approved.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the General Meeting, but, if any additional matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain

Chairman of the Board of Directors
Dated: November 22, 2021

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BiondVax Pharmaceuticals Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	Signature:

Date:

[1]	As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

[2]	As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

[3]	As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B – Compensation Policy

COMPENSATION POLICY

BIONDVAX PHARMACEUTICALS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [_____], 2021)

A.	Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of BiondVax Pharmaceuticals Ltd. (“BiondVax” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of BiondVax’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance BiondVax’s value and otherwise assist BiondVax to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to BiondVax’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, BiondVax’s directors.

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as BiondVax’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of BiondVax (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

BiondVax’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to BiondVax’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding BiondVax’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of BiondVax’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with BiondVax’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation	instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet BiondVax’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, BiondVax’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of BiondVax’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in BiondVax were examined and will continue to be examined by BiondVax from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in BiondVax.

B.	Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows BiondVax to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to BiondVax’s ability to attract and retain highly skilled professionals, BiondVax will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to BiondVax’s, as much as possible, while considering, among others, such companies’ size and characteristics including without limitation their revenues, stage of development, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every three years. To that end, BiondVax shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of BiondVax with compensation packages in similar positions to that of the relevant officer in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to BiondVax’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	BiondVax shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to BiondVax’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	BiondVax shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to BiondVax’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.	BiondVax may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with BiondVax’s policies and procedures.

C.	Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with BiondVax’s objectives and business goals. Therefore, a pay-for-performance element is provided for, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account BiondVax’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in BiondVax’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	In the event the service of an Executive Officer is terminated prior to the end of a fiscal year, BiondVax may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of BiondVax’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by BiondVax’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on overall company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150%% of such Executive Officer’s annual base salary.

CEO

9.4.	The annual cash bonus of BiondVax’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by BiondVax’s Compensation Committee (and, if required by law, by BiondVax’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.5.	The less significant part of the annual cash bonus granted to BiondVax’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. BiondVax may grant its Executive Officers and (on a one-time basis) directors a special bonus as an award for special efforts or achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s or director’s annual base salary or annual cash retainer, as the case may be (and in the case of Executive Officers, together with any annual bonus paid under Section 9 above, not to exceed 150% of the Executive Officer’s annual base salary).

10.2.	Signing Bonus. BiondVax may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. BiondVax may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

10.4.	Discretion Regarding Reducing a Bonus. The Compensation Committee and the Board of Directors of BiondVax shall be entitled, in exceptional cases, at their discretion, to reduce or cancel a bonus to an Executive Officer.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, BiondVax shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by BiondVax prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for BiondVax’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of BiondVax and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by BiondVax is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with BiondVax’s policies, the main terms of which shall be disclosed in the annual report of BiondVax.

12.4.	All other terms of the equity awards shall be in accordance with BiondVax’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO – for the initial grant 500% of his or her annual base salary and thereafter 300% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers - 200% of his or her annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	The Board considered the possibility of determining a ceiling for the exercise value of the equity-based compensation and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

E.	Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

BiondVax may provide an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. BiondVax shall be entitled to waive the employment or service of an Executive Officer (including the CEO) during the course of the prior notice period, in whole or in part, provided that it continues to make all of the payments and provide all benefits s/he is due under his/her employment agreement and applicable law. Alternatively, BiondVax shall be entitled to terminate the Executive Officer’s (including BiondVax CEO) service without prior notice provided that the Company pays the officer (including BiondVax CEO), on the date of the termination of his employment, payments that shall not be less than the payments he is owed in lieu of the prior notice period (and, without limitation salary, vacation days and all payments and benefits he is due under this employment agreement and applicable law).

15.	Adjustment Period

BiondVax may provide an additional adjustment period of up to nine (9) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

BiondVax may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of service and subject to applicable law, BiondVax may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with BiondVax for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

In addition to the Advance Notice Period, BiondVax may provide an adjustment period/retirement payment that will be determined by, among other things, taking into consideration the Executive Officer’s seniority in the Company, his or her performance during employment, his or her contribution to BiondVax achieving its goals and the circumstances of the Executive Officer’s retirement or termination. The maximum adjustment period/retirement payment that may be paid to each Executive Officer shall be up to twelve (12) monthly Base Salaries and may only be granted to Executive Officers who have served in BiondVax for at least twelve (12) months. The total non-statutory payments under Sections 14-18 shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F.	Exculpation, Indemnification and Insurance

19.	Exculpation

BiondVax may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis BiondVax, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	BiondVax may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and BiondVax, all subject to applicable law and the Company’s articles of association.

20.2.	BiondVax will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $75 million or 50% of the Company’s shareholders equity based on the most recent financial statements of BiondVax at the time of approval by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering BiondVax’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), BiondVax shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $75 million or 50% of the Company’s shareholders equity based on the most recent financial statements of BiondVax at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	BiondVax may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon, or in connection with, a “Change of Control” as shall be defined in the respective incentive plan or employment or service agreement:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.	Extension of the exercising period of equity-based compensation for BiondVax’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of service termination; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of service termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H.	Board of Directors Compensation

22.	The following benefits may be granted to BiondVax’s Board members:

22.1.	All of BiondVax’s Board members, excluding the chairman of the Board, may be entitled to an annual cash fee retainer of up to $50,000, committee membership annual cash fee retainer of up to $10,000 and committee chairperson annual cash fee retainer of up to $20,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) to the payments referenced above for committee membership). The chairperson of BiondVax’s Board may be entitled to an annual cash fee retainer of up to $200,000.

Board members may also receive cash payments of up to $1,500 for attendance at each meeting of the board of directors and at each of its committees whether in person or by teleconference or other electronic means and cash payments of up to $750 for each written consent of the board of directors and of each of its committees.

22.2.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.3.	Notwithstanding the provisions of Sections 22.1 and 22.2 above, the compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000,as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, including in accordance with the relative compensation track of such regulation, all as such regulations may be amended from time to time.

22.4.	Each member of BiondVax’s Board (excluding the chairman of the Board) may be granted an initial equity-based award in a value of up to $200,000 and annual grants in a value of up to $150,000 each. The equity-based awards shall vest annually over a period of three (3) years.

The chairperson of BiondVax’s Board may be granted an initial equity-based award in a value of up to $300,000 and annual grants in a value of up to $200,000 each. The equity-based awards shall vest annually over a period of three (3) years. In lieu of an annual grant, the chairperson may receive a one-time grant of 160,000 RSU’s.

22.5.	In addition, members of BiondVax’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

22.6.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I.	Miscellaneous

23.	Nothing in this Policy shall be deemed to grant any of BiondVax’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted and is authorized to cancel or suspend a compensation package or part of it.

24.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to BiondVax not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, BiondVax may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of BiondVax and none of the provisions thereof are intended to provide any rights or remedies to any person other than BiondVax.